Exhibit 99.2
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the six months ended June 30, 2009
NOK
(in millions, except ratio)
Fixed charges:
Interest expense	9,311
Interest within rental expense	2,142
Capitalized interest	780

Total fixed charges	12,233

Earnings:
Income before tax and minority interest	51,132
Equity in net income non-consolidated investees	(610)
Distributed income of equity investees	1

Income before taxes, minority interests and equity investees	50,523

Fixed charges	12,233
Ordinary depreciation of capitalized interest	912
Capitalized interest	(780)

Total earnings	62,888

Ratio	5.14